File No. 70-7113
                                                        70-7218



              SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

             AMENDMENT NO. 27 (POST-EFFECTIVE) TO

               FORM U-1  APPLICATION-DECLARATION

                           UNDER THE

          PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  ___________________________

                       CSW CREDIT, INC.
                 1616 Woodall Rodgers Freeway
                     Dallas, Texas  75202

              CENTRAL AND SOUTH WEST CORPORATION
                 1616 Woodall Rodgers Freeway
                     Dallas, Texas  75202

    (Names of companies filing this statement and addresses
                of principal executive offices)

                  ___________________________

              CENTRAL AND SOUTH WEST CORPORATION

        (Name of top registered holding company parent)

                  ___________________________

                Stephen J. McDonnell, Treasurer
              Central and South West Corporation
                 1616 Woodall Rodgers Freeway
                     Dallas, Texas  75202

                     Joris M. Hogan, Esq.
                Milbank, Tweed, Hadley & McCloy
                    1 Chase Manhattan Plaza
                   New York, New York  10005

          (Name and addresses of agents for service) CSW Credit, Inc. ("Credit") and Central and South West Corporation ("CSW") hereby amend the Form U-1 Application-Declarations in File Nos. 70-7218 and 70-7113 (the "Application-Declarations") in the following respects.
In all other respects the Application-Declarations as previously filed and amended will remain the same.
Item 1.Description of Proposed Transaction.
      By order dated July 19, 1985 (HCAR No. 23767; 70-7113) (the
"Original Order"), the Commission authorized CSW to organize Credit to purchase the accounts receivable of the operating companies of CSW at a discount and to finance these purchases with debt. Credit was authorized to borrow up to $320 million and CSW was authorized to make equity investments in Credit of up to an aggregate of $80 million, through December 31, 1986.
      By order dated July 31, 1986 (HCAR No. 24157; 70-7218) (the "1986
Order"), the Commission authorized the expansion of Credit's business to the factoring of accounts receivable of nonaffiliated electric utility companies. In order to finance such transactions, the Commission authorized Credit to borrow up to an additional $160 million and authorized CSW to make additional equity investments in Credit of up to an aggregate of $40 million, through December 31, 1988. The 1986 Order also limited the amount of receivables that Credit could factor from nonaffiliated electric utilities to the average amount of receivables purchased annually from affiliated companies.
      By order dated February 8, 1988 (HCAR No. 24575; 70-7218; 70-7113)
(the "1988 Order"), the Commission authorized Credit to factor accounts receivable of nonaffiliated gas or electric utility companies and authorized Credit to borrow up to $320 million and $304 million to finance the factoring of affiliate and non-affiliate receivables, respectively. CSW was authorized to make equity investments in Credit of up to an aggregate of $80 million and $76 million in connection with the factoring of affiliate and non-affiliate receivables, respectively. In all other respects, the previously granted authorities were extended through December 31, 1989.
      By order dated December 27, 1989 (HCAR No. 25009; 70-7218, 70-7113)
(the "1989 Order"), the Commission authorized a reduction in the equity ratio requirement from approximately 20% to no less than 15%.
      By order dated August 30, 1990 (HCAR No. 25138; 70-7218, 70-7113)
(the "1990 Order"), the Commission authorized a further reduction in the equity ratio requirement to no less than 5%.
      By order dated December 21, 1990 (HCAR No. 25228; 70-7113, 70-7218)
(the "December 1990 Order"), the Commission extended through December 31, 1991, all previously granted authorities.
      By order dated December 24, 1991 (HCAR No. 25443; 70-7218, 70-7113)
(the "1991 Order"), the Commission authorized Credit to borrow up to an additional $200 million to finance the factoring of associate receivables and extended the previously granted authorities through December 31, 1992.
      By order dated December 9, 1992 (HCAR No. 25698; 70-7218, 70-7113)
(the "1992 Order"), the Commission extended through December 31, 1993, all previously granted authorities.
      By order dated December 21, 1993 (HCAR No. 25959; 70-7218, 70-7113)
(the "1993 Order"), the Commission extended through December 31, 1994, all previously granted authorities.
      By order dated December 16, 1994 (HCAR No. 26190; 70-7218) (the
"1994 Order"), the Commission extended through December 31, 1995 all previously granted authorities.

      Pursuant to the orders summarized above, the Commission has authorized Credit, as of September 30, 1995, to borrow $824 million of which $520 million may be used to purchase receivables of affiliated companies, and of which $304 million may be used to purchase receivables of non-affiliated companies. The Commission has also authorized CSW to make equity investments in Credit of up to an aggregate of $156 million, of which $80 million may be used to purchase receivables of affiliated companies, and of which $76 million may be used to purchase receivables of non-affiliated companies. For the twelve months ended September 30, 1995, Credit had average outstanding receivables purchased from affiliated companies of $376 million and from non-affiliated companies of $31 million. As of September 30, 1995, the amount of remaining authority, including debt and equity, that Credit had available to purchase receivables from affiliated companies was $224 million and from non-affiliated companies was $349 million.
      The foregoing outstanding receivable purchases from non-affiliated companies does not include the $335 million average receivable purchases for the twelve months ended September 30, 1995 from Houston Lighting and Power Company authorized by order dated December 29, 1992 (HCAR No. 25720; 70-8037).

      The specific terms and conditions of these borrowings by Credit are subject to negotiation with the particular lender or lenders. However, without prior approval of the Commission, such terms and conditions will be no less favorable than the following or, with respect to commercial paper, the equivalent thereof: (1) The principal amount of such borrowings from time to time outstanding shall bear interest at a rate up to the prime commercial rate plus 2% of the lending bank. (2) Credit will be required either (a) to keep an amount equal to 5% of the commitment amount in the form of a depository relationship with the lending bank or (b) to pay to the lending bank a commitment fee of 1/2% per annum of the amount of the commitment of such lending bank. (3) Credit will be allowed to prepay at any time all or any part of the outstanding principal amount of such borrowings without penalty.
(4) No such borrowings will have a term in excess of 10 years. (5) The other terms and conditions of the borrowings will be substantially equivalent to those authorized with respect to the CSW Money Pool (File No. 70-8157).
      With respect to factoring of utility accounts receivables, Credit is subject to a restriction ("50% Restriction") such that the average amount of receivables from nonassociated companies for the preceding twelve month period outstanding as of the end of any calendar month would be less than the average amount of receivables acquired from associated companies outstanding as of the end of each calendar month during the preceding twelve month period.
        Credit and CSW hereby respectfully request an extension through December 31, 1996, of all previously granted authorities pursuant to the Original Order, the 1986 Order, the 1988 Order, the 1989 Order, the 1990 Order, the December 1990 Order, the 1991 Order, the 1992 Order, the 1993 Order, and the 1994 Order.
Item 2. Fees, Commissions and Expenses.
        An estimate of the fees and expenses to be paid or incurred by
Credit and CSW in connection with the proposed transaction is set forth below:
        Holding Company Act filing fee ................$2,000*

        Counsel fees:
          Milbank, Tweed, Hadley & McCloy
          New York, New York ..........................   500

        Miscellaneous and incidental
          expenses including travel,
          telephone and postage .......................   500
                                                       ------
             TOTAL ....................................$3,000
                                                       ======

        _______________
        * Actual Amount.
Item 3. Applicable Statutory Provisions.
        Sections 6, 7, 9(a), 10 and 12 of the Act and Rules 23 and 45 thereunder are or may be applicable to the proposed transaction. To the extent any other sections of the Act may be applicable to the proposed transactions, Credit and CSW hereby request appropriate orders thereunder.
Item 4. Regulatory Approval.
        No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, have jurisdiction over the proposed transactions.
Item 5. Procedure.
        It is required that the Commission issue and publish no later than October 20, 1995 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than November 10, 1995 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than November 13, 1995, an appropriate order granting and permitting this Application-Declaration to become effective.
        Credit and CSW respectfully request that appropriate and timely action be taken by the Commission in this matter so that the authority will be extended prior to its expiration on December 31, 1995.
        No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.
Item 6. Exhibits and Financial Statements.
        Exhibit 1 - Preliminary Opinion of Milbank, Tweed, Hadley &
                    McCloy, counsel to Credit and CSW (previously  filed).

        Exhibit 2 - Financial Statements as of September 30, 1995, of
                    Credit and Central and South West Corporation and consolidated subsidiaries (to be filed by amendment).

        Exhibit 3 - Proposed Notice of Proceeding.


Item 7. Information as to Environmental Effects.
        The proposed transaction does not involve major federal action having a significant effect on the human environment. To the best of CSW's and Credit's knowledge no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                           S I G N A T U R E
                           - - - - - - - - -


        Pursuant to the requirements of the Public Utility Holding Company
Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
        Dated:  October 13, 1995



                                      CSW CREDIT, INC.



                                      By:/s/STEPHEN J. MCDONNELL
                                              Stephen J. McDonnell
                                                 Vice President

                           INDEX TO EXHIBITS


Exhibit                                                  Transmission
Number                         Exhibits                     Method
-------                        --------                  ------------

  1              Preliminary Opinion of Milbank, Tweed,        ---
                 Hadley & McCloy, counsel to Credit and
                 CSW (previously filed).

  2              Financial Statements as of September 30,      ---
                 1995, of Credit and Central and South
                 West Corporation and consolidated
                 subsidiaries (to be filed by amendment).

  3              Proposed Notice of Proceeding.            Electronic





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